VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549	January 11, 2021

Attention: Shery Haywood

Re: 26 Capital Acquisition Corp.

Form S-1

Filed December 23, 2020

Dear Ms. Haywood:

26 Capital Acquisition Corp., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 6, 2021, regarding the Form S-1 filed on December 23, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Management, page 105

1.	Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K. Also, you disclose on page 105 that Mr. Lyss serves as your chief operating officer; if so, please clarify how you determined that he is an independent director, as disclosed on page 106.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 105-107 and 111 of the Registration Statement to include additional prospectus discussion regarding the above-referenced the specific experience, qualifications, attributes or skills of each of our directors. In response to the Staff’s comment, we respectfully submit that Mr. Lyss is not an officer of the Company, and we have revised the disclosure on page 106 of the Registration Statement to include additional prospectus discussion regarding how the Company determined Mr. Lyss is an independent director.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jonathan Deblinger, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

26 Capital Acquisition Corp.

	By:	/s/ Jason Ader
	Name:	Jason Ader
	Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP